Exhibit 1

For Immediate Release

Pointer Telocation Announces Dual Listing on the

Tel Aviv Stock Exchange and Approves Spin-Off of Shagrir Group Vehicle Services Ltd.

Rosh HaAyin, Israel March 29, 2016. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that the Tel Aviv Stock Exchange (TASE) has approved the listing of the ordinary shares of Pointer and trading is expected to begin on or about April 4, 2016 under the ticker symbol PNTR. No new shares are to be issued in connection with the admission to trading on the TASE. Pointer’s shares will continue to remain listed on the Nasdaq Capital Market, subject to the rules and regulations of the Nasdaq Capital Market applicable to listed companies.

The dual listing is a required step as part of Pointer’s previously announced re-organization, which includes the planned distribution to Pointer shareholders, as a dividend in kind, of its shares in its subsidiary, Shagrir Group Vehicle Services Ltd. ("Shagrir"). The distribution of the Shagrir shares is expected to take place after the Shagrir shares are registered for trade on the TASE, which is anticipated in May 2016. Pointer will issue a further press release once the record date for the distribution has been determined.

Once distributed, the Shagrir shares will be listed only on the Tel Aviv Stock Exchange. As a result, only those Pointer shareholders that hold Pointer shares in either an Israeli account, or in a foreign account which is able to take delivery of TASE-only listed shares will be able to receive the Shagrir shares upon their distribution. All other Shagrir shares will be held in an escrow account pending proper delivery and settlement instructions. Settlement and delivery instructions, along with a description of withholding taxes (where applicable), will be sent to shareholders prior to the record date.

“I am very pleased that our shares have been approved for listing on the TASE and that our Board of Directors has approved the distribution of the Shagrir shares to our shareholders. This distribution will provide our shareholders with ownership in two focused companies, enabling the opportunity to value our roadside assistance and mobile resource management businesses independently. We believe this distribution will create long-term shareholder value,” said David David Mahlab, chief executive officer of Pointer.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Gavriel Frohwein/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com

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About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

Safe Harbor Statement

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Gavriel Frohwein/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com

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